

RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

12 January 2006


06010310

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

SUPPL

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

1. Announcement made by the Company pertaining to the Change in Boardroom.

2. Announcement made by the Company pertaining to the Change in Audit Committee.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc



Form Version 2.0

Change in Boardroom

Ownership transfer to RESORTS WORLD on 03/01/2006 12:07:01 PM
Reference No RW-060103-69C39

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Date of change	:	**01/01/2006**
* Type of change	:	**Resignation**
* Designation	:	**Non-Executive Director**
* Directorate	:	○ **Executive** ○ **Independent & Non Executive** ● **Non Independent & Non Executive**
* Name	:	**Mr Tan Wah Joo**
* Age	:	**55**
* Nationality	:	**Malaysian**
* Qualifications	:	**1. Bachelor of Economics Degree (Honours), University of Malaya. 2. Fellow of the Australian Society of Certified Practising Accountants (FCPA). 3. Associate Member of the Chartered Institute of Management Accountants, United Kingdom (ACMA)**
* Working experience and occupation	:	**He is the Managing Director of Genting International PLC and has twenty-one years of working experience with the Genting Group. He has held and is currently holding directorship in various subsidiaries under the Genting Group and joint venture companies of the Genting Group.**
* Directorship of public companies (if any)	:	**Nil**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**He has a share option to subscribe for 500,000 ordinary shares in Resorts World Bhd and holds 13,000 ordinary shares in Genting Berhad ("GB") and has a share option to subscribe for 74,000 ordinary shares in GB.**
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● **Yes** ○ **No**
Remarks	:	

Exemption No. 82-3229

Form Version 2.0

Change in Audit Committee

Ownership transfer to **RESORTS WORLD** on **03/01/2006 12:07:01 PM**
Reference No **RW-060103-69C38**

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Date of change	:	**01/01/2006**
* Type of change	:	**Resignation**
* Designation	:	**Member of Audit Committee**
* Directorate	:	○ **Executive** ○ **Independent & Non Executive** ● **Non Independent & Non Executive**
* Name	:	**Mr Tan Wah Joo**
* Age	:	**55**
* Nationality	:	**Malaysian**
* Qualifications	:	**1. Bachelor of Economics Degree (Honours), University of Malaya.** **2. Fellow of the Australian Society of Certified Practising Accountants (FCPA).** **3. Associate Member of the Chartered Institute of Management Accountants, United Kingdom (ACMA)**
* Working experience and occupation	:	**He is the Managing Director of Genting International PLC and has twenty-one years of working experience with the Genting Group. He has held and is currently holding directorship in various subsidiaries under the Genting Group and joint venture companies of the Genting Group.**
* Directorship of public companies (if any)	:	**Nil**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**He has a share option to subscribe for 500,000 ordinary shares in Resorts World Bhd and holds 13,000 ordinary shares in Genting Berhad ("GB") and has a share option to subscribe for 74,000 ordinary shares in GB.**

* Composition of Audit Committee (Name and Directorate of members after change)	:	**(1) Tan Sri Datuk Clifford Francis Herbert (Chairman)** **Independent Non-Executive Director** **(2)Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman (Member)** **Independent Non-Executive Director** **(3) Tan Sri Dr Lin See Yan (Member)** **Independent Non-Executive Director** **(4) Tan Sri Lim Kok Thay (Member)** **Chairman, President & Chief Executive**
* Compliance of the Audit Committee with Paragraph 15.10 (1) (c) of the Listing Requirements (after change)	:	○ **Yes** ● **No**
* Reason (if NO)	:	**Do not have a member:** **(i) who is a member of the Malaysian Institute of Accountants or** **(ii) has at least 3 years' working experience and** **(a) has passed the examinations specified in Part 1 of the 1st Schedule of the Accountants Act, 1967 or** **(b) a member of one of the associations of accountants specified in Part II of the 1st Schedule of the Accountants Act 1967.** **The Company will comply with Paragraph 15.10(1)(c) of the Listing Requirements within three months from 1 January 2006 pursuant to Paragraph 15.20 of the Listing Requirements.**
Remarks	:	